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CALCULATION OF THE REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(2)

Common Stock, par value $.01 per share	$292,215,000	$11,484.05

(1)
Includes 420,000 shares pursuant to underwriters' option to purchase additional shares.

(2)
Calculated in accordance with Rule 457(o) and 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-131893

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 9, 2008)

2,800,000 Shares

Common Stock

        We are selling 2,800,000 shares of our common stock, par value $.01 per share. Upon completion of this offering, we will have 55,312,063 shares of common stock outstanding.

        Our common stock is listed on the New York Stock Exchange under the symbol "WLT." The last reported sale price of our common stock on June 10, 2008 was $91.00 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus. You should consider the risk factors described in the documents we incorporate by reference.

PRICE $90.75 PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to us
Per Share	$90.75	$3.5166	$87.2334
Total	$254,100,000	$9,846,480	$244,253,520

        The underwriters expect to deliver the shares of common stock to purchasers on or about June 16, 2008.

        The underwriters may also purchase up to an additional 420,000 shares from us at the price to the public, less the underwriting discounts and commissions, within 30 days after the date of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Morgan Stanley	Banc of America Securities LLC	SunTrust Robinson Humphrey
Raymond James
Morgan Keegan & Company, Inc.
Avondale Partners
Brean Murray, Carret & Co.
Davenport & Company LLC

June 10, 2008

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of shares of our common stock. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. If the description of this offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement contains information about the shares of our common stock offered in this offering and may add, update or change information in the accompanying prospectus. Before you invest in shares of our common stock, you should carefully read this prospectus supplement, along with the accompanying prospectus, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information" in the accompanying prospectus.

        Terms used but not defined in this prospectus supplement shall have the meaning ascribed to them in the accompanying prospectus.

        You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information or represent anything other than that contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus supplement and the accompanying prospectus is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

RECENT DEVELOPMENTS

        We continue to evaluate strategic alternatives for our Financing and Homebuilding businesses, with a separation expected from Walter Industries to occur by the end of 2008.

        On February 19, 2008, we announced a restructuring of our Financing and Homebuilding businesses. As part of the restructuring, we have closed 36 underperforming Jim Walter Homes ("JWH") sales centers. As a result of this restructuring, we recorded a restructuring charge of $6.8 million in the first quarter of 2008 in Homebuilding, of which $4.3 million relates to impairments of property, plant and equipment, $1.7 million relates to severance obligations due to a 25% reduction in workforce at Homebuilding and $0.8 million relates to lease obligations of closed sales centers. We expect to offset the impact of lower sales volumes from closed offices with annualized reductions in operating expenses in the range of $26.0 to $28.0 million, with a significant portion expected to be recognized in 2008.

        In addition, we announced that effective May 1, 2008, Walter Mortgage Company ("WMC") no longer provides customers of JWH with mortgage financing although it will finance the backlog of homes with signed contracts and those under construction, which will be completed over the next six to nine months. JWH is transitioning to a third-party financing model including the use of government-sponsored loan programs. We expect this transition in the financing model to further reduce sales volumes, which may result in increased losses and require further reductions in operating expenses. WMC will continue to service its existing $1.8 billion portfolio of installment notes and mortgage loans and will pursue other servicing opportunities.

        On April 30, 2008, we amended our 2005 Credit Agreement, increasing the revolving credit facility from $225.0 million to $475.0 million. Approximately $220.0 million of available revolving credit facility funds were used to repay and terminate the Mid-State Trust IX and Trust XIV mortgage warehouse facilities, which were due to mature in July and October, 2008, respectively. We expect to use a portion of the revolving credit facility to provide mortgage financing in an amount of up to $80.0 million in 2008 in connection with a backlog of approximately 900 homes in our Homebuilding business. In addition, the credit agreement amendment pre-approved the separation of our Financing and Homebuilding businesses.

        During the second quarter of 2008, we sold the majority of the 1.1 million metric tons of our metallurgical coal tonnage that remained available, as of May 9, 2008, for sale for our 2008-2009 contract year at prices in excess of $315 per metric ton FOB Port.

RISK FACTORS

        We urge you to carefully consider the risks described beginning on page 2 of the accompanying prospectus, as well as the other information we have provided in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, before reaching a decision regarding an investment in our common stock.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $243.8 million (approximately $280.4 million if the underwriters' option to purchase additional shares is exercised in full).

        We intend to use the net proceeds from this offering (including the net proceeds from any shares of common stock sold pursuant to the underwriters' option to purchase additional shares) to (1) repay approximately $68.8 million of the term loan outstanding under the 2005 Credit Agreement ($77.9 million if the underwriters' option to purchase additional shares is exercised in full) and (2) repay approximately $175.0 million of outstanding revolving credit facility borrowings under the 2005 Credit Agreement ($202.5 million if the underwriters' option to purchase additional shares is exercised in full).

        The senior credit facilities provided under the 2005 Credit Agreement, as amended in April 2008, include (1) an amortizing term loan facility in an initial aggregate principal amount of $450.0 million, $218.0 million of which was outstanding as of March 31, 2008 at a weighted average interest rate of 4.73%, and (2) a $475.0 million revolving credit facility, $30.0 million of which was outstanding as of March 31, 2008 at a weighted average interest rate of 4.19%. In addition, during the second quarter of 2008, we have used (i) approximately $220.0 million of borrowings under the revolving credit facility to repay and terminate the Mid-State Trust IX and Trust XIV mortgage warehouse facilities and (ii) approximately $20 million of borrowings under the revolving credit facility for general corporate purposes. As of March 31, 2008, we had $47.5 million in outstanding standby letters of credit, reducing availability for borrowings under the revolving credit facility. Loans under the revolving credit facility and the term loan under the 2005 Credit Agreement bear interest based upon our adjusted consolidated leverage ratio, as defined, at our option, at a rate not to exceed LIBOR plus 300 basis points for Eurodollar rate loans or the alternate base rate plus 200 basis points for other loans. The term loan under the 2005 Credit Agreement requires quarterly principal payments of $0.6 million through October 3, 2012, at which time the remaining outstanding principal is due. The term loan is also subject to mandatory prepayments with a portion of the net cash proceeds from the sale of property, incurrence of debt, issuances of equity securities (including this offering) and excess cash flow, subject to specified exceptions and limitations. The revolving credit facility is subject to mandatory commitment reductions in the amount equal to a percentage of the net cash proceeds from the incurrence of debt and issuance of equity securities (including this offering), subject to specified exceptions and limitations. In connection with this offering, the revolving credit commitments will be reduced to approximately $387.5 million ($373.8 million if the underwriters' option to purchase additional shares is exercised in full). After giving effect to the completion of this offering, we would have $95.0 million of outstanding borrowings under the revolving credit facility ($67.5 million if the underwriters' option to purchase additional shares is exercised in full).

        The initial proceeds of the 2005 Credit Agreement were used to finance in part the acquisition of Mueller Water Products, Inc. in 2005 and pay fees and expenses incurred in connection with the acquisition, refinance the existing indebtedness of Walter Industries, including the prior credit agreement, and to provide ongoing working capital for capital expenditures and for other general corporate purposes. In addition, borrowings under the revolving credit facility were used in 2008 to repay and terminate the Mid-State Trust IX and Trust XIV mortgage warehouse facilities. We expect to incur up to $80.0 million in additional borrowings under the revolving credit facility in 2008 to provide mortgage financing for a backlog of approximately 900 homes in our Homebuilding business. In addition, we may incur borrowings under the revolving credit facility for general corporate purposes, including investment in our Natural Resources business to expand reserve capacity and pursue acquisitions and organic expansion opportunities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has traded on the NYSE under the symbol "WLT" since December 18, 1997. The following table sets forth on a per share basis the high and low closing sales prices on the NYSE for our common stock for the periods indicated.

	High	Low
Year ended December 31, 2006(1):
First Quarter	$35.21	$25.66
Second Quarter	36.40	23.37
Third Quarter	28.78	21.97
Fourth Quarter	28.00	20.66
Year ended December 31, 2007:
First Quarter	$28.50	$24.09
Second Quarter	32.22	26.74
Third Quarter	31.91	21.62
Fourth Quarter	38.50	27.24
Year ending December 31, 2008:
First Quarter	$62.90	$32.74
Second Quarter (through June 10, 2008)	96.90	64.58

(1)
Sales prices for the year ended December 31, 2006 were adjusted for the Mueller Water spin-off using a conversion factor that was calculated as the per share sales price immediately preceding the spin-off divided by the per share sales price immediately following the spin-off. The historical sales prices were divided by this conversion factor to arrive at the adjusted sales prices.

        The last reported sale price of our common stock on June 10, 2008 on the NYSE was $91.00 per share. As of June 5, 2008, there were approximately 110 holders of record of our common stock.

        During the year ended December 31, 2007, we declared and paid to shareholders of record on March 16, June 8, September 14 and December 7, a dividend of $0.05 per share as of each of those dates. During the year ended December 31, 2006, we declared and paid to shareholders of record on March 17, June 9, September 15 and November 20, a dividend of $0.04 per share as of each of those dates. Covenants contained in certain of our debt instruments may restrict the amount that we can pay in cash dividends. Future dividends will be declared at the discretion of our board of directors and will depend upon our future earnings, financial condition and other factors affecting dividend policy.

UNDERWRITING

        Morgan Stanley & Co. Incorporated, Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc. are acting as joint book-running managers of the offering and as representatives of the several underwriters. Under the terms and subject to the conditions contained in an underwriting agreement dated June 10, 2008, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Morgan Stanley & Co. Incorporated	896,000
Banc of America Securities LLC	896,000
SunTrust Robinson Humphrey, Inc.	504,000
Raymond James & Associates, Inc.	140,000
Morgan Keegan & Company, Inc.	112,000
Avondale Partners, LLC	84,000
Brean Murray, Carret & Co., LLC	84,000
Davenport & Company LLC	84,000

Total	2,800,000

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the option to purchase additional shares described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriter may be increased or the offering may be terminated.

        We have granted to the underwriters an option to purchase on a pro rata basis up to 420,000 additional shares of our common stock at the public offering price less the underwriting discounts and commissions. The option may be exercised at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We will pay the expenses associated with the exercise of this option.

        The underwriters propose to offer the shares of our common stock to the public at the public offering price listed on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of not more than $2.1010 per share on sales to certain broker/dealers. The underwriters may change the public offering price and other selling terms.

        The common stock is offered subject to a number of conditions, including:

  •
  receipt and acceptance of the common stock by the underwriters; and

  •
  the underwriters' right to reject orders in whole or in part.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares. We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $475,000.

	Paid by Us
	No Exercise	Full Exercise
Per Share	$3.5166	$3.5166
Total	$9,846,480	$11,323,452

        The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the shares of common stock being offered.

        We, our directors and certain of our senior executive officers, have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and we may not, directly or indirectly, offer, sell, contract or grant any option to sell, pledge or otherwise dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of the representatives in this offering for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. In addition, during this lock-up period, we have also agreed not to file any registration statement for, and each of our directors and senior executive officers who are party to a lock-up agreement has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of the representatives of the underwriters.

        The above lock-up provisions shall not apply to the shares of common stock to be sold in this offering or transactions by any person other than us relating to shares of common stock acquired in open market transactions after the completion of this offering.

        In addition, the above lock-up provision will not preclude:

  •
  issuances of shares of our common stock upon the exercise of an option, warrant or similar security outstanding as of the date of this prospectus supplement or upon the conversion of securities outstanding as of the date of this prospectus supplement;

  •
  the grants by us of shares of our common stock or options to purchase shares of our common stock under our benefit plans described in this prospectus supplement; provided that no such shares or options shall vest prior to the 91st day from the date of this prospectus supplement or the recipients of such grant agrees to be bound by the restrictions described in this paragraph for the remainder of the lock-up period;

  •
  transfers by directors or executive officers of shares of our common stock by gift or to immediate family members;

  •
  transfers by our directors, executive officers or their personal representatives upon death or disability or termination of employment in accordance with the terms of the applicable employment or other agreements entered into prior to the date of this prospectus supplement; and

  •
  the issuance of our common stock in connection with the acquisition of, or a merger with, another company provided that the recipients of such common stock agrees to be bound by the restrictions described in this paragraph for the remainder of the lock-up period;

provided that, in each case described in this paragraph, the transferee or acquirer of any shares of our common stock agrees in writing to be bound by the terms of a lock-up agreement for the remainder of the original lock-up period to the same extent as if the transferee or acquirer were a party to such lock-up agreement and no filing by any party under the Exchange Act is required or shall be voluntarily made in connection with such transfer or distribution.

        We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in that respect.

        Our common stock is listed on The New York Stock Exchange under the symbol "WLT".

        We and our subsidiaries may from time to time enter into other investment banking relationships with the underwriters or their affiliates pursuant to which the underwriters will receive customary fees and will be entitled to reimbursement for all related reasonable disbursements and out-of-pocket expenses. We expect that any arrangement will include provisions for the indemnification of the underwriters against a variety of liabilities, including liabilities under the federal securities laws. Bank of America, N.A., an affiliate of Banc of America Securities LLC, is the administrative agent, and SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., is the syndication agent, under our 2005 Credit Agreement. Additionally, each of Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, SunTrust Robinson Humphrey Inc., Morgan Keegan & Company, Inc. and Raymond James & Associates, Inc. or their affiliates are lenders under our 2005 Credit Agreement. As described in "Use of Proceeds," some of the net proceeds of this offering may be used to pay down borrowings under our 2005 Credit Agreement. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with National Association of Securities Dealers ("NASD") Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a "bona fide independent market," as defined by the NASD rules, exists as of the date of the filing of the registration statement and as of the effective date thereof.

        In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales;

  •
  syndicate covering transactions;

  •
  imposition of penalty bids; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares as referred to above.

        A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

        The representatives also may impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate members or other dealers participating in the offering the underwriting discount, commissions or selling concession on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

        These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

        A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus supplement in electronic format, the information of any such web site, or accessible through any such web sites, is not part of this prospectus supplement. In addition, shares may be sold by underwriters to securities dealers who resell shares to online brokerage account holders.

        Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of common stock or has in its possession or distributes this prospectus supplement and the accompanying prospectus relating to the shares of common stock.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of the shares of common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common stock to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Securities to the public" in relation to any shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors ("Permitted Investors") consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d'investisseurs) acting for their own account, with "qualified investors" and "limited circle of investors" having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any shares of common stock acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

        Each underwriter acknowledges and agrees that:

    (i)
    it has not offered or sold and will not offer or sell the common stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common stock would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by our Company;

    (ii)
    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common stock in circumstances in which Section 21(1) of the FSMA does not apply to our Company; and

    (iii)
    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        The offering of the shares of common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the "CONSOB") pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares of common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or the accompanying prospectus or any other documents relating to the common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the "Regulation No. 11522"), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "Financial Service Act") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

        Any offer, sale or delivery of the shares of common stock or distribution of copies of this prospectus supplement or the accompanying prospectus or any other document relating to the common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the "Italian Banking Law"), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

        Any investor purchasing the shares of common stock in the offering is solely responsible for ensuring that any offer or resale of the common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

        This prospectus supplement and the accompanying prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the "Financial Service Act" and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

        Italy has only partially implemented the Prospectus Directive. The provisions above relating to the European Economic Area shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

        Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

VALIDITY OF THE SHARES

        The validity of the shares of common stock offered hereby will be passed upon for Walter Industries by Simpson Thacher & Bartlett LLP, New York, New York and for the underwriters by Shearman & Sterling LLP, New York, New York.

PROSPECTUS

Walter Industries, Inc.

Common Stock

        We may offer and sell shares of our common stock, par value $.01 per share, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

        You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

        Our common stock is listed on the New York Stock Exchange under the symbol "WLT."

        Investing in our common stock involves risks. You should consider the risk factors described in this prospectus, any accompanying prospectus supplement and in the documents we incorporate by reference. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

June 9, 2008

About This Prospectus	i
Forward-Looking Statements	ii
Where You Can Find Additional Information	iii
Incorporation of Certain Documents By Reference	iii
Our Company	1
Risk Factors	2
Use of Proceeds	14
Description of Capital Stock	15
Description of Indebtedness	19
Certain United States Federal Income And Estate Tax Consequences To Non-U.S. Holders	21
Plan of Distribution	24
Validity of the Shares	25
Experts	25

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf registration process, we may, from time to time, offer and/or sell our common stock in one or more offerings or resales. Each time our common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading "Incorporation of Certain Documents by Reference."

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus, as well as other written or oral statements made by us or on our behalf, may include forward-looking statements reflecting our current views at the time these statements were made with respect to future events and financial performance. These forward-looking statements are uncertain and can be identified by their use of words such as "anticipates," "expects," "is confident," "plans," "could," "will," "believes," "estimates," "forecasts," "projects" and other words of similar meaning.

        All forward-looking statements address matters involving numerous assumptions, known and unknown risks and uncertainties, which may cause actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by us in those statements. Accordingly, we caution you not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made.

        Factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, the following:

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  changes in customers' demand for our products;

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  changes in raw material, labor, equipment and transportation costs and availability;

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  geologic and weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, floods and fires;

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  changes in coal production extraction costs and pricing and our assumptions and projections concerning our reserves in our mining operations;

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  changes in customer orders;

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  pricing actions by our competitors, customers, suppliers and contractors;

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  changes in governmental policies and law;

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  potential changes in the mortgage-backed capital market;

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  general changes in economic conditions; and

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  the successful implementation and anticipated timing of any strategic actions and objectives that may be pursued, including our announced separation of the Financing and Homebuilding businesses.

        This list should not be considered an exhaustive statement of all potential risks and uncertainties and should be read in conjunction with the cautionary statements that appear under the headings "Risk Factors" in this prospectus and any accompanying prospectus supplement, "Management's Discussion and Analysis of Results of Operations, Financial Condition, and Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures about Market Risk" contained in our annual report on Form 10-K and "Management's Discussion and Analysis of Results of Operations, Financial Condition, and Liquidity and Capital Resources" and "Quantitative and Qualitative Disclosures about Market Risk" contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2008 and in Notes 16 and 17 to our consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2007 and in Note 13 to our consolidated condensed financial statements contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2008 each incorporated by reference into this prospectus, as well as other cautionary statements that are included in or incorporated by reference into this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise after the date of this prospectus or to reflect the occurrence of unanticipated events.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our file number for reports filed under the Securities Exchange Act of 1934, as amended, or Exchange Act, is 001-13711. You may read and copy any document we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "WLT" and all reports, proxy statements and other information filed by us with the NYSE may be inspected at the NYSE's offices at 20 Broad Street, New York, New York 10005.

        We have filed with the SEC a registration statement on Form S-3 related to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549, as well as through the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We "incorporate by reference" in this prospectus certain information that we file with the SEC, which means that we can disclose important information to you by referring you to another document that we have filed with the SEC. The information incorporated by reference is an important part of this prospectus. Any statement that is contained in this prospectus, any accompanying prospectus supplement or a document incorporated by reference in this prospectus shall be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus modifies or supersedes such prior statement. Any such statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of the offering made under this prospectus:

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  Our annual report on Form 10-K for the fiscal year ended December 31, 2007;

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  Our quarterly report on Form 10-Q for the quarter ended March 31, 2008;

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  Our current reports on Form 8-K filed on January 7, February 20 (only with respect to information filed pursuant to Item 5.02 of Form 8-K), March 4, May 2 (only with respect to information filed pursuant to Items 1.01 and 1.02 of Form 8-K) and June 9, 2008; and

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  The description of our common stock in our registration statement on Form 8-A filed on December 15, 1997.

        You should read the information relating to us in this prospectus and any accompanying prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC. You may obtain documents incorporated by reference into this prospectus at no cost upon written or oral request at the following address or telephone number:

Investor Relations Department
Walter Industries, Inc.
4211 W. Boy Scout Boulevard
Tampa, Florida 33607
Tel: (813) 871-4132

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OUR COMPANY

        As used in this prospectus, unless stated otherwise or the context requires otherwise, "Walter Industries," "we," "our," "us," and the "Company" refer to Walter Industries, Inc. and its subsidiaries.

        We are a diversified company that operates in five reportable segments: Natural Resources, Sloss, Financing, Homebuilding and Other. Through these operating segments, we offers a diversified line of products and services including coal and natural gas, furnace and foundry coke and slag fiber, mortgage financing, and home construction.

        Our businesses may be grouped in the following broad categories:

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  Natural Resources and Sloss.  Our Natural Resources segment consists primarily of Jim Walter Resources, Inc. ("JWR"), Tuscaloosa Resources, Inc. ("TRI"), Kodiak Mining Company, LLC ("Kodiak") and United Land Corporation ("United Land"). In 2007, JWR produced 5.8 million tons of high quality metallurgical coal. In addition, JWR owns 50% of Black Warrior Methane Corp., which extracts coalbed methane gas; JWR's portion of the production was 7.2 billion cubic feet of natural gas in 2007. We reclassified United Land from the Other segment to the Natural Resources segment in 2007, as it is the parent company of TRI and Kodiak. We also own a 51% interest in Kodiak, which operates an underground mine in Shelby County, Alabama and produces steam and metallurgical coal. TRI, which mines primarily low-sulfur coal for the industrial and electric utility markets, was acquired on August 31, 2007. Sloss is a manufacturer of furnace and foundry coke and slag fiber. In 2007, Sloss sold 431,000 tons of furnace and foundry coke.

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  Financing and Homebuilding.  Our Financing segment, which includes Walter Mortgage Company ("WMC"), originates and services non-conforming installment notes and loans that are secured by mortgages and liens. The mortgage portfolio at March 31, 2008 was approximately $1.8 billion. Our Homebuilding segment includes Jim Walter Homes, Inc. ("JWH"), which is a leading on-your-lot homebuilder with a significant presence in the southeastern United States.

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  Other.  The Other segment includes our other land subsidiaries and corporate expenses.

        We are incorporated in the State of Delaware, and the address of our principal offices is 4211 W. Boy Scout Boulevard, Tampa, Florida 33607. Our telephone number is (813) 871-4811.

RISK FACTORS

        Before purchasing our common stock you should carefully consider the following risk factors, the other information contained in this prospectus and the accompanying prospectus supplement and the information incorporated by reference herein in order to evaluate an investment in our common stock.

Risk Related to the Business

Our business may suffer as a result of changes in general and local economic conditions and other factors beyond our control, which could depress demand for our products.

        The industries in which we operate are cyclical and have experienced significant difficulties in the past. Our financial performance depends, in large part, on varying conditions in the markets we serve, which fluctuate in response to various factors beyond our control.

        The prices at which JWR sells coal and natural gas are largely dependent on prevailing market prices for those products. We have experienced significant price fluctuations in our coal and natural gas businesses, and we expect that such fluctuations will continue. Demand for and, therefore, the price of, coal and natural gas are driven by a variety of factors such as availability, price, location and quality of competing sources of coal or natural gas, availability of alternative fuels or energy sources, government regulation and economic conditions. In addition, reductions in the demand for metallurgical coal are caused by reduced steel production by our customers, increases in the use of substitutes for steel (such as aluminum, composites or plastics) and the use of steel-making technologies that use less or no metallurgical coal. Demand for steam coal is primarily driven by the consumption patterns of the domestic electric power generation industry, which, in turn, is influenced by demand for electricity and technological developments. We estimate that a 10% decrease in the price of coal in 2007 would have resulted in a reduction in pre-tax income of $52.4 million. Demand for natural gas is also affected by storage levels of natural gas in North America and consumption patterns, which can be affected by weather conditions. We estimate that a 10% decrease in the price in natural gas in 2007 would have resulted in a reduction in pre-tax income of approximately $1.2 million in that year, which includes the benefit of hedges. Occasionally we utilize derivative commodity instruments to manage fluctuations in natural gas prices. Currently, we have hedged approximately 72% of our anticipated 2008 natural gas production at an average price of $8.60 per MMbtu.

        Demand in the financing and homebuilding businesses is affected by changes in general and local economic conditions, such as interest rates, housing costs, migration patterns, employment levels, job growth and consumer confidence. During 2007, the homebuilding industry experienced a significant downturn, which has continued into 2008, in which there was a significant decline in demand for new homes, an increased cancellation rate on pending contracts and an increase in mortgage default rates. The supply of alternatives to new homes, such as rental properties and existing homes for sale, has also depressed prices and reduced margins for the sale of repossessed homes. Almost all purchasers of our homes require mortgage financing for a substantial portion of the purchase price. As a result of actual and anticipated increases in default rates, lenders have tightened their credit requirements and have made it more difficult to borrow money in the mortgage market generally and the subprime market particularly. In addition, the interest rates charged to less credit-worthy subprime customers have increased significantly. We no longer offer financing to our customers, and as a result, demand for the homes we build may be reduced if potential home buyers are not able to find financing on attractive terms from third party lenders. We are also subject to weather conditions and natural disasters, such as hurricanes, tornadoes, floods and fires, which can negatively impact the homebuilding business. This risk is exacerbated by our concentration in a limited number of states and especially in the coastal states in which we operate.

Our business is subject to risk of price increases and fluctuations and delay in the delivery of raw materials and purchased components.

        Most of the industries in which we operate require significant amounts of raw materials and labor and, therefore, shortages or increased costs of raw materials and labor could adversely affect our business or results of operations.

        Our coal mining operations rely on the availability of steel, petroleum products and other raw materials for use in various mining equipment. The availability and market prices of these materials are influenced by various factors that are beyond our control. Over the last year petroleum prices have risen significantly and historically, pricing for steel scrap and petroleum have fluctuated. Any inability to secure a reliable supply of these materials or shortages in raw materials used in the manufacturing of mining equipment or replacement parts could negatively impact our operating results.

        Our homebuilding operations rely on the availability of lumber, drywall, cement and other building materials. The availability and market prices of these materials are influenced by various factors that are beyond our control. Shortages of, and price increases for, such materials have occurred in the past and may occur in the future. Further, if we are unable to secure a proper level of skilled labor for our homebuilding operations, we may be unable to build as many houses or build them as cost effectively, and our levels of revenue and net income may be reduced.

We face significant competition in the industries in which we operate and this competition could harm our sales, profitability and cash flows.

        The consolidation of the U.S. coal industry over the last several years has contributed to increased competition among coal producers. Some of our competitors have significantly greater financial resources than we do. This competition may affect domestic coal prices and impact our ability to retain or attract customers. In addition, our coal business faces competition from foreign producers that sell their coal in the export market. The general economic conditions in foreign markets and changes in currency exchange rates are factors outside of our control that may affect coal prices. If our competitors' currencies decline against the U.S. dollar or against our customers' currencies, those competitors may be able to offer lower prices to our customers. Furthermore, if the currencies of our overseas customers were to significantly decline in value in comparison to the U.S. dollar, those customers may seek decreased prices for the coal we sell to them. These factors could reduce our profitability or result in lower coal sales.

        The homebuilding industry is highly competitive and fragmented. We compete in each of our markets with numerous national, regional and local builders. Some of these competitors have greater financial resources, lower costs of capital, labor and material and more established market positions than we do. We also compete against manufacturers and distributors of factory-built, manufactured homes. We compete for customers, raw materials and skilled subcontractors. We also compete with resales of existing homes and available rental housing. Our financing operations are subject to competition from third-party providers, many of which are substantially larger, may have a lower cost of funds or overhead than we do and may focus exclusively on providing such services.

Coal and Energy Business

Our failure to retain our current customers and renew our existing customer contracts could adversely affect our business.

        A significant portion of the sales of our coal and methane gas are to long-term customers. The success of these businesses depends on our ability to retain our current clients and renew our existing customer contracts and solicit new customers. Our ability to do so generally depends on a variety of factors, including the quality and price of our products, our ability to market these products effectively and the level of competition we face. If we are unsuccessful in renewing contracts with our long-term customers and they discontinue purchasing coal or methane gas from us, or if we are unable to sell our coal or methane gas to new customers on terms as favorable to us, our revenues could suffer significantly.

If transportation for our coal becomes unavailable or uneconomic for our customers, our ability to sell coal could suffer.

        Transportation costs represent a significant portion of the total cost of coal to the customer and, as a result, the cost of transportation is a critical factor in a customer's purchasing decision. Increases in our transportation costs could make our coal less competitive with the same or alternative products from competitors with lower transportation costs.

        We typically depend upon rail or barge to deliver coal to the Port of Mobile, Alabama. While our coal customers typically arrange and pay for transportation from the Port of Mobile to the point of use, disruption of any of these transportation services because of weather-related problems, strikes, lock-outs, transportation delays or other events could temporarily impair our ability to supply our products to our customers, thereby resulting in lost sales and reduced profitability. All of our mines are served by only one rail carrier, which increases our vulnerability to these risks, although our access to barge transportation partially mitigates that risk. In addition, port congestion in the Port of Mobile and delayed coal shipments result in demurrage fees to us. If this disruption were to persist over an extended period of time, demurrage costs could significantly impact profits.

Coal mining is subject to inherent risks and is dependent upon many factors and conditions beyond our control, which may cause our profitability and our financial position to decline.

        Coal mining is subject to inherent risks and is dependent upon a number of conditions beyond our control that can affect our costs and production schedules at particular mines. These risks and conditions include:

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  unexpected equipment or maintenance problems;

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  variations in geological conditions;

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  adverse weather and natural disasters;

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  underground mine flooding;

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  excess water ingress;

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  environmental hazards;

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  industrial accidents;

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  explosions caused by the ignition of coal dust or other explosive materials at our mines sites; and

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  fires caused by the spontaneous combustion of coal.

        These risks and conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability. For example, an explosion and fire occurred in Mine No. 5 in September 2001. This accident resulted in the deaths of thirteen employees and caused extensive damage to the mine. Our insurance coverage may not be available or sufficient to fully cover claims which may arise from these risks and conditions. We have also experienced adverse geological conditions in our mines, such as variations in coal seam thickness, variations in the competency and make-up of the roof strata, fault-related discontinuities in the coal seam and the potential for ingress of excessive amounts of methane gas or water. Such adverse conditions may increase our cost of sales and reduce our profitability, and may cause us to decide to close a mine. Any of these risks or conditions could have a negative impact on our profitability, the cash available from our operations and our financial position.

Forecasts of future performance, reserve estimates and a decline in pricing could affect our revenues.

        Forecasts of our future performance are based on estimates of our recoverable coal reserves. Reserves estimates are based on a number of sources of information, including engineering, geological, mining and property control maps, our operational experience of historical production from similar areas with similar conditions and assumptions governing future pricing and operational costs. Reserves estimates will change periodically to reflect mining activities, the acquisition or divestiture of reserve holdings and modifications of mining plans. Certain factors beyond our control could affect the accuracy of these estimates, including unexpected mining conditions, future coal prices, operating and development costs and federal, state and local regulations affecting mining operations. In addition, since we deplete our reserves as we mine, the ability to acquire additional reserves that are economically recoverable at the time and have comparable costs is paramount. Our results of operations are dependent upon our ability to mine our reserves and the prices at which we sell our coal. A decline in reserves and or pricing could adversely affect our operating results and profitability.

Work stoppages, labor shortages and other labor relations matters may harm our business.

        The majority of our employees within the Natural Resources and Sloss businesses are unionized and we have a risk of work stoppages as the result of strike or lockout. The majority of employees of JWR are members of United Mine Workers of America ("UMWA"). Normally, our negotiations with the UMWA follow the national contract negotiated with the UMWA by the Bituminous Coal Operators Association. The collective bargaining agreement expires December 31, 2011. At our Sloss subsidiary, our contract with the United Steelworkers of America expires December 6, 2010. We experienced a strike at Sloss at the end of 2001 that lasted eight months. Future work stoppages, labor union issues or labor disruptions at our key customers or service providers could impede our ability to produce and deliver our products, to receive critical equipment and supplies or to collect payment. This may increase our costs or impede our ability to operate one or more of our operations.

        The demand for coal in recent years has caused a significant constriction of the labor supply and higher labor costs. As coal producers compete for skilled miners, employee turnover rates have increased which negatively affects operating costs. If the shortage of skilled work force continues and we are unable to train and retain the necessary number of miners, it could adversely affect our productivity, costs and ability to expand production.

The government extensively regulates our mining operations, which imposes significant costs on us, and future regulations could increase those costs or limit our ability to produce coal.

        Federal, state and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining, and the effects that mining has on groundwater quality and availability. In addition, we are subject to significant legislation mandating specified benefits for retired coal miners. Numerous governmental permits and approvals are required for mining operations. We are required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of coal may have upon the environment. Compliance with these regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may have a material adverse effect on our mining operations, our cost structure and/or our customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs.

        In addition, the United States and over 160 other nations are signatories to the 1992 Framework Convention on Climate Change, which is intended to limit emissions of greenhouse gases, such as carbon dioxide. In December 1997, in Kyoto, Japan, the signatories to the convention established a binding set of emission targets for developed nations. Although the specific emission targets vary from country to country, the United States would have been required to reduce emissions to 93% of 1990 levels over a five-year budget period from 2008 through 2012. Although the United States has not ratified the emission targets and no comprehensive regulations focusing on U.S. greenhouse gas emissions are in place, these restrictions, whether through ratification of the emission targets or other efforts to stabilize or reduce greenhouse gas emissions, could adversely impact the price of and demand for coal.

        Recent mining accidents involving fatalities in Utah, West Virginia, Kentucky and Mexico have received national attention and prompted responses at the state and federal level that have resulted in increased scrutiny of current safety practices and procedures in the mining industry. For example, on January 26, 2006, West Virginia passed a new law imposing stringent new mine safety and accident reporting requirements and increased civil and criminal penalties for violations of mine safety laws. Other states have proposed or passed similar bills and resolutions addressing mine safety practices. On January 25, 2006, an Alabama circuit judge ordered the Alabama governor and legislature to take action to ensure the safety of Alabama's mineworkers. In addition, several mine safety bills have been introduced in Congress that would mandate improvements in mine safety practices, increase or add civil and criminal penalties for non-compliance with such laws or regulations, and expand the scope of federal oversight, inspection and enforcement activities. On February 7, 2006, the federal Mine Safety and Health Administration announced the promulgation of new emergency rules on mine safety. These rules address mine safety, equipment, training and emergency reporting requirements. On June 15, 2006, the Federal Mine Improvement and New Emergency Response (MINER) Act of 2006 was signed into law and implementation of the specific requirements is currently underway. The implementation of these new requirements will cause us to incur substantial additional costs which will impact our operating costs.

Environmental, health and safety laws and regulations could subject us to liability for fines, clean-ups and other damages, require us to incur significant costs to modify our operations and increase our costs.

        We are subject to a wide variety of laws and regulations concerning the protection of the environment and human health and safety, both with respect to the construction and operation of our mines and other facilities and with respect to remediating environmental conditions that may exist at our own and other properties. Certain of our facilities have been in operation for many years and, over time, we and predecessor operators of these facilities may have generated, used, handled and disposed of hazardous and other regulated wastes. Environmental liabilities could exist, including cleanup obligations at these or at other locations where materials from our operations were disposed of, which could result in future expenditures that cannot be currently quantified and which could reduce our profits. Failure to comply with any environmental, health or safety requirements could result in the assessment of damages, or imposition of penalties, suspension of production, a required upgrade or change to equipment, or processes or a cessation of operations at one or more of our facilities. Because these laws are complex, constantly changing and may be applied retroactively, there is a risk that these requirements, in particular as they change in the future, may impair our business, profitability and results of operations.

        We may be required to conduct investigations and perform remedial activities that could require us to incur material costs in the future. Our operations involve the use of hazardous substances and the disposal of hazardous wastes. We may incur costs to manage these substances and wastes and may be subject to claims for damage for personal injury, property damages or damage to natural resources.

Financing and Homebuilding Business

The homebuilding industry is experiencing deteriorating conditions that may continue for an indefinite period and may further adversely affect our business and results of operations.

        During 2007, the U.S. homebuilding industry experienced a significant downturn which continues today. There has been a significant decline in demand for new homes, an increased cancellation rate on pending contracts and an increase in mortgage default rates. We, like many other homebuilders, experienced a drop in net new sales, a reduction in our operating margins and higher cancellations which resulted in our decision to close thirty-six underperforming homebuilding sales centers. The homebuilding market may not improve in the near future, and it may weaken further which may require the closure of additional sales centers which would have an adverse effect on our business and our results of operations.

Our revenues are seasonal due to weather conditions and the level of construction activity at different times of the year; we may not be able to generate revenues that are sufficient to cover our expenses during certain periods of the year.

        The homebuilding industry is moderately seasonal, with lower production and lower revenues during the winter months. This seasonality in demand has resulted in fluctuations in our revenues and operating results. Because much of our overhead and expenses are fixed payments, seasonal trends can cause reductions in our overall profit margin and financial condition, especially during our slower periods.

We are exposed to increased risks of delinquencies, defaults and losses on mortgages and loans associated with our strategy of providing credit or loans to lower credit grade borrowers.

        We specialize in originating and servicing mortgage notes and loans (which we refer to as "mortgage assets") to credit-impaired borrowers who are generally unable to qualify for loans from conventional mortgage sources due to loan size, credit characteristics or other requirements. We are subject to various risks associated with the lower credit homeowners whom we finance, including, but not limited to, the risk that these borrowers will not pay the principal and finance charges or interest when due, and that the value received from the sale of the borrower's home in a repossession will not be sufficient to repay the borrower's obligation to us. Delinquencies and defaults cause reductions in our interest income and our net income.

        If delinquency rates and losses are greater than we expect:

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  the fair market value of our ownership interest in the securitizations we have sponsored in the past may decline; or

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  the allowances that we establish for losses on mortgage assets may be insufficient, which could depress our business, financial condition, liquidity and net income.

        During economic slowdowns or recessions, mortgage and loan delinquencies and defaults generally increase. In addition, significant declines in market values of residences securing mortgages and loans reduce homeowners' equity in their homes. The limited borrowing power of our customers increases the likelihood of delinquencies, defaults and credit losses on foreclosure. Many of our borrowers have limited access to consumer financing for a variety of reasons, including a relatively high level of debt service, lower credit scores, higher loan-to-value ratios of the mortgage assets, past credit write-offs, outstanding judgments or prior bankruptcies. As a result, the actual rate of delinquencies, repossessions and credit losses on our loans are often higher under adverse economic conditions than those experienced in the mortgage loan industry in general.

        Approximately 2% of our mortgage portfolio is comprised of adjustable rate mortgage loans that require payment adjustments during the term of the loan. This adjustment in payment may result in increased payment defaults by borrowers who are unprepared or unable to meet higher payment requirements, resulting in higher losses to us. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during 2005, Hurricane Katrina impacted several states where our mortgage asset portfolio had high concentrations of customers. As a result, our delinquency rate in those states increased substantially and we incurred a special $1.3 million provision for estimated losses on installment notes that was anticipated as a result.

        After a default by a borrower, we evaluate the cost effectiveness of repossessing the property. Such default may cause us to charge our allowances for credit losses on our loan portfolio. Any material decline in real estate values increases the loan-to-value ratios of our loans and the loans backing our mortgage related securities. This weakens collateral values and the amount, if any, obtained upon repossessions. If we must take losses on a mortgage or loan backing our mortgage related securities or loans that exceed our allowances, our financial condition, net income and cash flows could suffer.

Recently announced changes involving our Financing and Homebuilding businesses may negatively impact our financial condition and results of operations.

        On February 19, 2008, we announced a restructuring of our Financing and Homebuilding businesses. As part of the restructuring, effective May 1, 2008, WMC, our finance subsidiary, no longer finances customers of JWH. In connection with JWH's transition to a third-party financing model, including government-sponsored loan programs, we anticipate that JWH's sales may be negatively affected. If sales decline more than expected, such a decrease could have a negative effect on our results of operation and financial condition.

        In addition, we are in the process of evaluating strategic alternatives for our Financing and Homebuilding businesses, with a possible separation of the Financing and Homebuilding businesses from us expected to occur by the end of 2008. We have not yet finally determined the form of such a separation, whether it be in the form of a spin-off, sale, cessation of operations or otherwise and there is no assurance that the separation will be completed in 2008 or at all. Any costs, taxes, charges and write-offs that may result from such a separation may have a material adverse affect on our results of operations. Such separation may also adversely affect the value of our common stock. Additionally, in connection with a separation, we may agree to provide indemnities with respect to, or remain liable for, taxes and other liabilities of our Financing and Homebuilding businesses. These retained liabilities and indemnification obligations may be material and may result in us incurring additional expenses even after a separation is completed, which could have a material adverse effect on our results of operations and financial condition. Increased demands on our management team as a result of effecting a separation could distract management's attention from operating our business. As a result of the above and because of other reasons, the financial, operating and other benefits we expect will result from a separation may be delayed or may not occur at all.

Our mortgage-backed and asset-backed securitizations require over-collateralization and credit enhancement, which may decrease our cash flow and net income.

        Our securitizations typically have over-collateralization requirements that may decrease the value of our ownership interests in our securitizations and have a negative impact on our cash flow. Generally, if the mortgage assets of a securitization trust perform poorly, the over-collateralization feature of the securitization directs excess cash flow from the securitized pool of mortgage assets to the senior debt securities of the trust. During any period in which this happens we may not receive any cash distributions from such mortgage trust. In addition, the pool of mortgage assets of a securitization must meet certain performance tests based on delinquency levels, losses and other criteria in order for us to receive excess cash flow. If these performance tests, or significant terms regarding the calculation of such tests, are not satisfied, we would not be permitted to receive excess cash flow from the securitizations. Material variations in the rate or timing of our receipt of cash distributions from these mortgage assets may adversely affect our mortgage servicing business and net income and may affect our overall financial condition.

We are subject to a number of federal, local and state laws and regulations that may prohibit or restrict our homebuilding, financing or servicing in some regions or areas.

        We are subject to a number of federal, state and local laws that affect homebuilding, sales, mortgage financing and servicing. There have been an increasing number of "anti-predatory" lending and consumer protection laws that impose restrictions on mortgage loans, including the amount of fees, interest or annual percentage rates that may be charged. As a result of current market conditions, the U.S. Congress has announced that it will be considering new legislation in the mortgage sector. To the extent that the enactment of new laws imposes broad restrictions on our homebuilding, financing and servicing, we may be subject to the imposition of requirements that offset sales, costs, profitability or may be prohibited or restricted from operating in certain regions or areas which could negatively impact our future revenue and earnings.

We may be subject to product liability or warranty claims that could require us to make significant payments.

        We would be exposed to product liability claims in the event that the manufacture or use of our products results, or is alleged to result, in bodily injury and/or property damage. There is a risk that we will experience product liability or warranty losses in the future or that we will incur significant costs to defend such claims. Such losses and costs may be material. While we currently have product liability insurance, our product liability insurance coverage may not be adequate for any liabilities that may ultimately be incurred or the coverage may not continue to be available on terms acceptable to us. A successful claim brought against us in excess of our available insurance coverage could require us to make significant payments or cause a requirement to participate in a product recall that may harm our reputation or profitability.

        We warrant our homebuilding products to be free of certain defects. As a homebuilder, we are subject in the ordinary course of our business to product liability and home warranty claims. Because of the long useful life of our products, it is possible that latent defects might not appear for several years. Any losses that result or are alleged to result from defects in our products, could subject us to claims for damages, including consequential damages. In addition, we could elect to replace our defective products and/or compensate our customers for damages caused by our defective products even in the absence of a formal claim for damages. The insurance that we maintain may not be available on terms acceptable to us in the future and such coverage may not be adequate for liabilities actually incurred. Any claims or expenses relating to defective products that result in liability exceeding our insurance coverage could raise costs and expenses or require us to accrue expenses or record accounting charges and reduce our net income. Further, claims of defects could result in adverse publicity against us, which could lower our sales and harm our business.

Our homebuilding operations expose us to a variety of risks including liability for action of third parties.

        We are exposed to a variety of risks associated with construction activities, including shortages of raw materials or labor, cost overruns, unforeseen environmental or engineering problems and natural disasters, any of which could delay construction and result in a substantial increase in our expenses. In addition, we contract with unaffiliated subcontractors to construct our homes. Although the timing and quality of our construction depends on the availability, skill and cost of these subcontractors, we are responsible for the performance of the entire contract, including work assigned to these subcontractors. Any construction delays or cost increases could harm our operating results, the impact of which may be further affected by our inability to raise sales prices.

Economic conditions in Texas, North Carolina, Mississippi, Alabama and Florida have a material impact on our profitability because we conduct a significant portion of our business in these markets.

        We currently conduct a significant portion of our financing and homebuilding businesses in the Texas, North Carolina, Mississippi, Alabama and Florida markets. In the past, home prices and sales activities have declined from time to time and rates of loss and delinquency on mortgage assets have increased from time to time, driven primarily by weaker economic conditions in these markets. Furthermore, precarious economic and budget situations at the state government level may depress the market for our homes or hinder the ability of our customers to repay their obligations in areas in which we conduct the majority of our financing or homebuilding operations. Our concentration of homebuilding or mortgage assets in such markets may have a negative impact on our operating results.

General Risks

Our expenditures for postretirement benefit and pension obligations are significant and could be materially higher than we have predicted if our underlying assumptions prove to be incorrect.

        We provide a range of benefits to our employees and retired employees, including pensions and postretirement healthcare. We record annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions. As of December 31, 2007, we estimate that our pension plans' aggregate accumulated benefit obligation had a present value of approximately $173.5 million, and our fair value of plan assets was approximately $163.8 million. As of December 31, 2007, we estimate that our postretirement health care and life insurance plans' aggregate accumulated benefit obligation would have had a present value of approximately $335.0 million, and such benefits are not required to be funded. In respect of the funding obligations for our plans, we must make minimum cash contributions on a quarterly basis. Our estimated minimum funding obligation relating to these plans in 2008 is $36.0 million. We have estimated these obligations based on assumptions described under the heading "Critical Accounting Policies and Estimates—Employee Benefits" in "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our Annual Report on Form 10-K and in the notes to our consolidated financial statements. Assumed health care cost trend rates, discount rates, expected return on plan assets and salary increases have a significant effect on the amounts reported for the pension and health care plans. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher. Moreover, regulatory changes could increase our obligations to provide these or additional benefits.

        In addition, certain of our subsidiaries participate in multiemployer pension and healthcare plan trusts established for union employees. Contributions to these funds could increase as a result of future collective bargaining with the UMWA, a shrinking contribution base as a result of the insolvency of other coal companies who currently contribute to these funds, lower than expected returns on pension fund assets, or other funding deficiencies. We have no current intention to withdraw from any multiemployer pension plan, but if we were to do so, under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), we would be liable for a proportionate share of the plan's unfunded vested benefit liabilities upon our withdrawal. Through July 1, 2008, our withdrawal liability for the multiemployer pension plans amounts to $182.5 million.

We self-insure workers' compensation and certain medical and disability benefits, and greater than expected claims could reduce our profitability.

        We are self-insured for workers' compensation benefits for work-related injuries. Workers' compensation liabilities, including those related to claims incurred but not reported, are recorded principally using annual valuations based on discounted future expected payments using historical data of the division or combined insurance industry data when historical data is limited. In addition, JWR is responsible for medical and disability benefits for black lung disease under the Federal Coal Mine Health and Safety Act of 1969, as amended, and is self-insured against black lung related claims. We perform an annual evaluation of the overall black lung liabilities at the balance sheet date, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others.

        Based on the actuarially determined present value of workers' compensation liabilities using a discount factor of 4.22% and 4.64% for 2007 and 2006, respectively, we have recorded liabilities of $33.7 million and $33.5 million as of December 31, 2007 and 2006, respectively. A one-percentage-point increase in the discount rate on the discounted claims liability at December 31, 2007 would decrease our liability by $0.3 million, while a one-percentage-point decrease in the discount rate would increase our liability by $0.3 million.

        If the number or severity of claims for which we are self insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results could be reduced.

Natural disasters and adverse weather conditions could disrupt our businesses and adversely affect our results of operations.

        The climates of many of the states in which we operate, including Mississippi, Alabama, Florida and Texas, where we have some of our larger operations, present increased risks of natural disaster and adverse weather. Natural disasters or adverse weather in the areas in which we build, finance or insure homes or have mining or manufacturing operations, or in nearby areas, have in the past, and may in the future, delay new home deliveries, increase costs by damaging inventories of homes and construction materials, reduce the availability of raw materials and skilled labor, lead to significant insurance claims, cause increases in delinquencies and defaults in our mortgage portfolio, limit access to our mines and facilities, destroy or damage our inventory, reduce or eliminate certain modes of transporting our coal, increase volatility in the cost of raw materials and weaken the demand for new homes in affected areas, which could adversely affect our earnings. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during the third quarter of 2005, Hurricane Katrina impacted several states where our mortgage asset portfolio had high concentrations of customers. As a result, our delinquency rate in those states increased substantially and we incurred a special $1.3 million provision for estimated losses on installment notes that was anticipated as a result of Hurricane Katrina. The occurrence of large loss events due to natural disasters or adverse weather could reduce the insurance coverage available to us, increase the cost of our insurance premiums and weaken the financial condition of our insurers, thereby limiting our ability to mitigate any future losses we may incur from such events. Moreover, severe flooding, wind and water damage, forced evacuations, contamination, gas leaks, fire and environmental and other damage caused by natural disasters or adverse weather could lead to a general economic downturn, including increased prices for oil, gas and energy, loss of jobs, regional disruptions in travel, transportation and tourism and a decline in real-estate related investments, especially in the areas most directly damaged by the disaster or storm.

We may be unsuccessful in identifying or integrating suitable acquisitions, which could impair our growth.

        Our growth strategy is built upon organic growth and on taking advantage of opportunities to acquire complementary businesses. This strategy depends on the availability of acquisition candidates with businesses that can be successfully integrated into our existing business and that will provide us with complementary capabilities, products or services. However, we may be unable to identify targets that will be suitable for acquisition. In addition, if we identify a suitable acquisition candidate, our ability to successfully implement the acquisition will depend on a variety of factors, including our ability to finance the acquisition. Our ability to finance our acquisitions is subject to a number of factors, including the availability of adequate cash from operations or of acceptable financing terms and the terms of our debt instruments. In addition, there are many challenges to integrating acquired companies and businesses in our company, including eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures and achieving cost reductions and cross-selling opportunities. We may not be able to meet these challenges in the future.

We may be required to satisfy certain indemnification obligations to Mueller Water or may not be able to collect on indemnification rights from Mueller Water.

        In connection with the spin-off of Mueller Water Products, Inc. ("Mueller Water") on December 14, 2006, we entered into certain agreements with Mueller Water, including an income tax allocation agreement and a joint litigation agreement. Under the terms of those agreements, we and Mueller Water agreed to indemnify each other with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies, including certain tax and litigation liabilities. These indemnification obligations could be significant. For example, to the extent that we or Mueller Water take any action that would be inconsistent with the treatment of the spin-off of Mueller Water as a tax-free transaction under Section 355 of the Internal Revenue Code, then any tax resulting from such actions is attributable to the acting company. The ability to satisfy these indemnities if called upon to do so will depend upon the future financial strength of each of our companies. We cannot determine whether we will have to indemnify Mueller Water for any substantial obligations after the distribution. If Mueller Water has to indemnify us for any substantial obligations, Mueller Water may not have the ability to satisfy those obligations. If Mueller Water is unable to satisfy its obligations under its indemnity to us, we may have to satisfy those obligations.

Restrictive covenants in our debt instruments may limit our ability to engage in certain transactions and may diminish our ability to make payments on our indebtedness.

        Our 2005 Credit Agreement contains various covenants that limit our ability to engage in certain transactions. Our 2005 Credit Agreement requires the maintenance of specified financial ratios and the satisfaction of other financial condition tests. Specifically, our ability to make investments, cash acquisitions and repurchase shares and pay dividends is more restrictive if our consolidated senior secured leverage ratio, as defined, is greater than 1.50 to 1.00. In addition, our 2005 Credit Agreement requires us to provide regular financial information to our lenders. Such requirements generally may be satisfied by our timely filing with the SEC of annual and quarterly reports under the Exchange Act. Our ability to satisfy the financial ratios, tests or covenants related to our existing or future indebtedness can be affected by events beyond our control, and there is a risk that we will not meet those tests. A breach of any such covenants could result in a default under the 2005 Credit Agreement or under any other debt instrument that we may enter into in the future. If an event of default were not remedied after the delivery of notice of default and lapse of any relevant grace period, the holders of our debt could declare it immediately due and payable.

We may have substantial additional federal tax liability for accounting adjustments related to our method of recognizing revenue on the sale of homes and interest on related installment note receivables, as well as to federal income taxes allegedly owed.

        The Internal Revenue Service has issued a Notice of Proposed Deficiency assessing additional tax of $82.2 million for the fiscal years ended May 31, 2000, December 31, 2000 and December 31, 2001. The proposed adjustments relate primarily to our method of recognizing revenue on the sale of homes and related interest on the installment note receivables. In addition, a controversy exists with regard to federal income taxes allegedly owed by our consolidated group of companies for fiscal years 1980 through 1994. It is estimated that the amount of tax presently claimed by the Internal Revenue Service is approximately $34.0 million for issues currently in dispute in bankruptcy court. This amount if determined to be owed would result in substantial interest and penalties. While we believe that our tax filing positions have substantial merit and intend to defend any tax claims asserted, we cannot offer any assurance that the Internal Revenue Service or a federal court will uphold our tax filing positions. Moreover, although we believe that we have sufficient accruals to address any such tax claims, including related interest and penalties, an adverse ruling, judgment or court order could impose significant financial liabilities in excess of our accruals, which could have an adverse effect on our financial condition and results of operations and could require a significant cash payment.

Risk Related to the Common Stock

The price of our common stock may be volatile and may be affected by market conditions beyond our control.

        Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

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  general economic conditions that impact construction and infrastructure activity, including interest rate movements;

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  quarterly variations in actual or anticipated results of our operations;

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  speculation in the press or investment community;

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  changes in financial estimates by securities analysts;

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  actions or announcements by our competitors;

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  actions by our principal stockholders;

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  trading volumes of our common stock;

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  regulatory actions;

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  litigation;

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  U.S. and international economic, legal and regulatory factors unrelated to our performance;

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  loss or gain of a major customer;

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  additions or departures of key personnel; and

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  future sales of our common stock.

        Market fluctuations could result in extreme volatility in the price of shares of our common stock, which could cause a decline in the value of your investment. You should also be aware that price volatility may be greater if the public float and trading volume of shares of our common stock is low. In addition, if our operating results and net income fail to meet the expectations of stock analysts and investors, we may experience an immediate and significant decline in the trading price of our stock.

Future sale or the possibility of future sales of a substantial amount of our common stock may depress our stock price.

        Our issuance of substantial amounts of common stock in the market, or the perception that we may issue substantial amounts of common stock, may depress the price of our common stock. In addition, as of March 31, 2008, there were 747,029 shares of our common stock underlying vested stock options eligible for sale. We currently have on file a registration statement covering the shares underlying these options. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock from time to time.

        Some of our existing stockholders hold a significant number of shares of our common stock. If these existing stockholders sell shares of our common stock, the market price of our common stock could decline.

Our ability to pay regular dividends to our stockholders is subject to the discretion of our board of directors and may be limited by our holding company structure, the covenants in our debt instruments and applicable provisions of Delaware law.

        Our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of our subsidiaries to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses and pay dividends to our stockholders. Our ability to pay future dividends and the ability of our subsidiaries to make distributions to us will be subject to our and their respective operating results, cash requirements and financial condition, the applicable laws of the State of Delaware (which may limit the amount of funds available for distribution), compliance with covenants and financial ratios related to existing or future indebtedness and other agreements with third parties. If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our shares.

USE OF PROCEEDS

        The use of proceeds will be specified in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

        Our authorized capital stock consists of 200,000,000 shares of common stock with a par value of $0.01 per share. We are not currently authorized to issue preferred stock. As of the close of business on June 5, 2008, we had 52,512,063 shares of common stock outstanding, no shares held as treasury stock, and no shares of preferred stock outstanding. The following summaries of the material terms and provisions of our common stock do not purport to be complete and are subject to, and qualified in their entirety by (i) the provisions of our Amended and Restated Certificate of Incorporation, (ii) our Amended and Restated By-Laws; and (iii) the Delaware General Corporation Law.

Common Stock

        Voting Rights.    Each holder of our common stock is entitled to one vote per share held of record on all matters as to which stockholders are entitled to vote. There are no cumulative voting rights in the election of directors. The quorum required at any stockholders' meeting for consideration of any matter is a majority of the issued and outstanding shares of our common stock, represented in person or by proxy. Generally, all matters submitted to a meeting of stockholders will be decided by the vote of the holders of record of a majority of the issued and outstanding shares of our common stock present at such meeting, represented in person or by proxy.

        Dividend Rights.    Holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for that purpose, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of our Amended and Restated Certificate of Incorporation.

        Rights Upon Liquidation.    In the event of any liquidation, dissolution or winding up, the holders of our common stock are entitled, after payment of all of our obligations, and subject to the rights of holders of shares of any outstanding preferred stock, to receive pro rata any assets distributable to stockholders in respect of shares held by them.

        Miscellaneous.    All of the outstanding shares of our common stock are fully paid and non-assessable. Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund.

        Listing.    The common stock is listed on the NYSE under the symbol "WLT."

        Common Stock Available for Issuance.    As of March 31, 2008, we had equity awards outstanding under our stock incentive plans to acquire an aggregate of 1,917,521 shares of common stock, with awards relating to 747,029 shares of common stock currently exercisable. As of that date, we also had (i) 3,117,312 shares of common stock reserved for future issuance under our stock incentive plans and (ii) 1,532,223 shares of common stock reserved for future issuance under our employee stock purchase plan.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is BNY Mellon Shareholder Services.

Certain Effect of Authorized But Unissued Capital Stock

        As of June 5, 2008, we had 144,534,554 shares of common stock available for future issuance without stockholder approval. We may use these additional shares for a variety of corporate purposes, including future public or private offerings to raise additional capital, facilitating corporate acquisitions or paying a dividend on our capital stock.

        The existence of unissued and unreserved shares of common stock may enable our board of directors to issue shares to persons friendly to current management. In addition, if we amended our constituent documents to allow for the issuance of preferred stock, such an issuance could render more difficult or discourage a third party's attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management, and could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Specific Provisions of Our Charter and By-Laws and Delaware Law

Amended and Restated Certificate of Incorporation; Amended and Restated By-Laws

        Constitution of Board of Directors.    Our Amended and Restated By-Laws provide that the board of directors must consist of not less than five and not more than 13 directors.

        Removal of Directors; Vacancies; Newly Created Directorships.    Our Amended and Restated By-Laws provide that directors may be removed in accordance with applicable law. Pursuant to the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. Any vacancies on our board of directors or newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director or by our stockholders.

        Calling of Special Meetings of Stockholders.    Our Amended and Restated By-Laws provide that special meetings of stockholders can be called only by our president, or by our president or secretary if directed by a majority of the entire Board.

        Advance Notice Requirements for Stockholder Proposals and Director Nomination.    Our Amended and Restated By-Laws provide that stockholders seeking to nominate candidates for election as directors or to propose other business to be considered by the stockholders at an annual meeting of stockholders or seeking to nominate candidates for election as directors at a special meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary at our principal executive offices. Generally, to be timely, a stockholder's notice regarding the nomination of candidates for election of directors or the proposal of other business to be considered by the stockholders at an annual meeting of stockholders must be delivered to the corporate secretary not less than ninety days nor more than one hundred and ten days prior to the first anniversary date of the preceding year's annual meeting. If the date of the annual meeting is advanced by more than twenty days, or delayed by more than ninety days, from the anniversary date, the stockholder's notice will be timely if it is delivered not earlier than the one hundred and tenth day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day following the day on which public announcement of such meeting is first made. Generally, to be timely, a stockholder's notice regarding the nomination of candidates for election of directors at a special meeting of stockholders must be delivered to the corporate secretary not earlier than the one hundred and tenth day prior to such special meeting and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting. Our Amended and Restated By-Laws also specify requirements as to the form and content of a stockholder's notice.

        Amendment.    Pursuant to the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation may generally be amended by the adoption of a resolution by our board of directors setting forth the proposed amendment, declaring its advisability and submitting the proposed amendment for approval by the affirmative vote of the holders of a majority of the voting power of the outstanding stock. Our Amended and Restated By-Laws may may generally be amended by the affirmative vote of the holders of a majority of the voting power of the outstanding stock. All of the provisions of our Amended and Restated By-Laws may also be amended by the board of directors by vote of a majority of the whole Board, subject to the right of the stockholders to alter or repeal such amendments of the Amended and Restated By-Laws adopted by the board of directors as described above.

        Limitation of Liability; Indemnification.    The Delaware Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for breaches of directors' fiduciary duties, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law regarding unlawful dividends or stock repurchases and redemptions, or (iv) for transactions from which the director derived an improper personal benefit.

        Our Amended and Restated Certificate of Incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as otherwise provided under the Delaware General Corporation Law. The effect of these provisions is to eliminate the rights of the Company and its stockholders to recover monetary damages against a director for breach of fiduciary duty of care as a director except in certain limited situations. These provisions do not limit or eliminate our right or any stockholder's right to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's fiduciary duty of care.

        Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws provide that, to the fullest extent permitted by applicable law, we shall indemnify any current or former director, officer, employee or agent and such director's, officer's, employee's or agent's heirs, executors and administrators against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding brought by or in the right of the Company, or otherwise, to which such person was or is a party or is threatened to be made a party by reason of such person's current or former position with the Company or by reason of the fact that such person is or was serving, at our request, as a director, officer, partner, trustee, employee or agent of us or of another corporation, partnership, joint venture or other enterprise. In addition, our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws provide that the Company shall, from time to time, reimburse or advance to any current or former director or officer or other person entitled to indemnification hereunder the funds necessary for payment of defense expenses as incurred.

Delaware Anti-Takeover Statute

        We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

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  the corporation has elected in its certificate of incorporation not to be governed by Section 203, which we have not done;

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  prior to the time the person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  at the time of or after the person became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        The term "business combination" is defined generally to include, among other things, mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries, transactions which increase an interested stockholder's percentage ownership of stock and the receipt by an interested stockholder of a disproportionate financial benefit provided by or through the corporation or its majority-owned subsidiaries.

        The term "interested stockholder" is defined to include any person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date, or the affiliates and associates of any such person.

        Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors, because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

DESCRIPTION OF INDEBTEDNESS

        The following descriptions are summaries of the material terms of the agreements governing our material indebtedness. The summaries may not contain all the information that is important to you. To fully understand these agreements, you should carefully read each of them, copies of which have been filed with the SEC. The following description is qualified in its entirety by reference to those agreements.

2005 Walter Industries Credit Agreement

        On October 3, 2005, Walter Industries entered into a $675.0 million credit agreement ("2005 Credit Agreement") with a syndicate of banks and other financial institutions led by Bank of America, N.A., as administrative agent and Banc of America Securities LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers and joint book managers. The senior credit facilities initially provided under the 2005 Credit Agreement included (1) an amortizing term loan facility in an initial aggregate principal amount of $450.0 million, $218.0 million of which was outstanding as of March 31, 2008 at a weighted average interest rate of 4.73%, and (2) a $225.0 million revolving credit facility, $30.0 million of which was outstanding as of March 31, 2008 at a weighted average interest rate of 4.19%. As of March 31, 2008, we had $47.5 million in outstanding standby letters of credit, reducing availability for borrowings under the revolving credit facility. The term loan under the 2005 Credit Agreement requires quarterly principal payments of $0.6 million through October 3, 2012, at which time the remaining outstanding principal is due. The term loan is also subject to mandatory prepayments with a portion of the net cash proceeds from the sale of property, incurrence of debt, issuances of equity securities and excess cash flow, subject to specified exceptions and limitations. The revolving credit facility is subject to mandatory commitment reductions in the amount equal to a percentage of the net cash proceeds from the incurrence of debt and issuance of equity securities, subject to specified exceptions and limitations.

        On April 30, 2008, we amended the 2005 Credit Agreement to allow an additional $250.0 million of borrowings under the revolving credit facility, thereby increasing the revolving credit facility to $475.0 million. Approximately $220.0 million of available funds were used to repay and terminate the Mid-State Trust IX and Trust XIV mortgage warehouse facilities, which were due to mature in July 2008 and October 2008, respectively. Furthermore, approximately $20.0 million of additional borrowings under the revolving credit facility have been used for general corporate purposes during the second quarter of 2008. In addition, the revolving credit facility, as amended, will allow us to incur additional borrowings in 2008 to provide mortgage financing for a backlog of approximately 900 homes in our Homebuilding business. The amendment also increased the interest rate on the revolving credit facility and the term loan. As amended, loans under the revolving credit facility and the term loan under the 2005 Credit Agreement bear interest based upon our adjusted consolidated leverage ratio, as defined, at our option, at a rate not to exceed LIBOR plus 300 basis points for Eurodollar rate loans or the alternate base rate plus 200 basis points for other loans. The commitment fee on the unused portion of the revolving facility also increased from 0.375% per year to 0.5% per year. In addition, the amended 2005 Credit Agreement contains a reducing revolver commitment feature, pursuant to which the total available revolver commitment may not exceed $400.0 million at March 31, 2009, $350.0 million at June 30, 2009, $300.0 million at September 30, 2009, and $250.0 million at December 31, 2009.

        Among other things, the amendment increased the amount of indebtedness that we are allowed to incur and approved certain activities associated with our strategic initiatives at our Homebuilding and Financing businesses. The amendment to the 2005 Credit Agreement also made certain financial covenants less restrictive for a period of time and other affirmative and negative covenants more restrictive than what existed at the time of the amendment until such time as we satisfy certain financial benchmarks.

        In connection with this amendment, we incurred $3.7 million of refinancing fees. These fees will be deferred and amortized over the remaining life of the revolving credit facility.

        All of our direct and indirect domestic restricted subsidiaries, as defined, are guarantors of the 2005 Credit Agreement. Our obligations are secured by substantially all of our and guarantors' real, personal and intellectual property, and our ownership interest in the guarantors.

        The 2005 Credit Agreement contains customary negative covenants and restrictions on our ability to engage in specified activities, including, but not limited to, as defined, limitations on other indebtedness, liens, investments and guarantees; restrictions on dividends and redemptions of capital stock and prepayments and redemptions of debt; limitations on capital expenditures; and restrictions on mergers and acquisitions, sales of assets, sale and leaseback transactions and transactions with affiliates. The 2005 Credit Agreement also contains financial covenants requiring us to maintain a maximum consolidated leverage ratio, a maximum consolidated senior secured leverage ratio and a minimum fixed charge coverage ratio.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

        A "non-U.S. holder" means a beneficial owner of our common stock (other than a partnership) that is not for United States federal income tax purposes any of the following:

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  an individual citizen or resident of the United States;

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  a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to United States federal income taxation regardless of its source; or

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  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, "controlled foreign corporation," "passive foreign investment company", a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt entity, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a person holding shares of our common stock as part of a hedging, integrated constructive sale or conversion transaction or a straddle, a person liable for alternative minimum tax, or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

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  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

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  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

        We have not determined whether we are a "United States real property holding corporation" for United States federal income tax purposes. If we are or become a "United States real property holding corporation," so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

        We may sell the shares of our common stock in any of three ways (or in any combination):

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  through underwriters or dealers;

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  directly to a limited number of purchasers or to a single purchaser; or

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  through agents.

        The prospectus supplement will set forth the terms of the offering of such shares, including

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  the name or names of any underwriters, dealers or agents and the amounts of shares underwritten or purchased by each of them, and

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  the initial public offering price of the shares and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may effect the distribution of the shares from time to time in one or more transactions either:

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  at a fixed price or at prices that may be changed;

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  at market prices prevailing at the time of sale;

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  at prices relating to such prevailing market prices; or

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  at negotiated prices.

        If underwriters are used in the sale of any shares, the shares will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any option to purchase additional shares).

        We may sell the shares through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the shares and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment. In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with such a transaction, the third parties may, pursuant to this prospectus and the applicable prospectus supplement, sell securities covered by this prospectus and the applicable prospectus supplement. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and the applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement.

        Any underwriters, broker-dealers and agents that participate in the distribution of the shares may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended (the "Securities Act"). Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the shares, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Maximum compensation to any underwriters, dealers or agents will not exceed 8% of the maximum aggregate offering proceeds.

        Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

        Our common stock is listed on the New York Stock Exchange under the symbol "WLT."

        Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

        Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

        The specific terms of the lock-up provisions in respect of any given offering of common stock will be described in the applicable accompany prospectus supplement.

VALIDITY OF THE SHARES

        The validity of the shares of common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Walter Industries, Inc. as of and for the year ended December 31, 2007 appearing in Walter Industries, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of Walter Industries, Inc's internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their reports thereon, included therein, and incorporated in this prospectus by reference. Such consolidated financial statements are incorporated in this prospectus by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Furthermore, the consolidated financial statements of Walter Industries, Inc. as of December 31, 2006 and for each of the two years in the period ending December 31, 2006 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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CALCULATION OF THE REGISTRATION FEE

ABOUT THIS PROSPECTUS SUPPLEMENT
RECENT DEVELOPMENTS
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
UNDERWRITING
VALIDITY OF THE SHARES

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
OUR COMPANY
RISK FACTORS
USE OF PROCEEDS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF INDEBTEDNESS
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
PLAN OF DISTRIBUTION
VALIDITY OF THE SHARES
EXPERTS